1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE 2003 ANNUAL GENERAL MEETING,

APPOINTMENT OF DIRECTORS, PAYMENT OF DIVIDENDS AND APPOINTMENT

OF CHAIRMAN AND VICE CHAIRMAN

The 2003 AGM of the Company was held in the morning of 25th June, 2004. All the resolutions set out in the Notice of Annual General Meeting dated 16th April, 2004 were duly passed at the 2003 AGM. Pursuant to Resolution No. 6 of the 2003 AGM, Mr. Wang Xin and Mr. Wang Xinkun were appointed as directors of the Company whereas Mr. Wang Quanxi was appointed as an independent non-executive director of the Company.

The Company will pay a final dividend of RMB0.114 per share (including taxation) and a special cash dividend of RMB0.050 per share (including taxation) for the year ended 31st December, 2003 to all of its shareholders.

At the meeting of the board of directors of the Company held in the afternoon of 25th June, 2004, Mr. Wang Xin was appointed as the chairman of the board of directors of the Company whereas Mr. Geng Jiahuai, the existing director of the Company, was appointed as an additional vice chairman of the board of directors of the Company.

Resolutions Passed at the 2003 Annual General Meeting

Each of the following resolutions was passed as ordinary resolutions at the 2003 Annual General Meeting (the “2003 AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) held on 25th June, 2004:

1.	the working report of the board of directors of the Company for the year ended 31st December, 2003 was approved;

2.	the working report of the supervisory committee of the Company for the year ended 31st December, 2003 was approved;

3.	the audited financial statements of the Company as at and for the year ended 31st December, 2003 was approved;

4.	the proposed profit distribution plan and the final dividend and special cash divided distribution plans of the Company for the year ended 31st December, 2003 was approved, and the board of directors of the Company was authorized to distribute such final dividend and special cash dividend to shareholders of the Company;

5.	the remuneration of the directors and supervisors of the Company for the year ended 31st December, 2004 was determined;

6.	the appointment of Mr. Wang Xin and Mr. Wang Xinkun as directors of the Company and Mr. Wang Quanxi as an independent non-executive director of the Company was approved;

7.	the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2004, respectively, to hold office until the conclusion of the next annual general meeting was approved, and the auditors’ remuneration was determined.

Each of the following resolutions was passed as special resolutions at the 2003 AGM:

8.	the proposed amendments to the articles of association of the Company as set out in Resolution No. 8 of the Notice of Annual General Meeting were approved, and the board of directors of the Company was authorized to do all such things as necessary in connection with such amendments;

9.	the board of directors of the Company was granted an unconditional general mandate, in the terms as set out in Resolution No. 9 of the Notice of the Annual General Meeting to:

(a)	issue, allot and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof; and

(b)	authorize the board of directors of the Company to implement the resolution passed in this Resolution No. 9 in accordance with paragraph (c) of Resolution No. 9 of the Notice of Annual General Meeting.

The Newly Appointed Directors

The brief biography of each of the directors appointed pursuant to Resolution No. 6 of the 2003 AGM set out above is set out as follows:

Directors

Mr. Wang Xin, aged 46, an engineering technique application researcher and an industrial doctorate, is the chairman of the board of directors of the Company. Mr. Wang joined the predecessor of the Company in 1982. In 2000, he was the deputy head engineer, the department head of the mechanical engineering department, and the deputy general manager of Yankang

Group Corporation Limited. In 2002, he became a director and the deputy general manager of Yankuang Group Corporation Limited, and was also the general manager of Yankuang Coal Chemicals Company. By 2003, he was the vice chairman of the board of directors and the general manager of Yankuang Group Corporation Limited. Mr. Wang graduated from the China University of Mining Industry. In 2004, he became the chairman of the board of directors of the Company. Save for the relationships with the Company and Yankuang Group Corporation Limited as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the 2003 AGM to the end of the term of the existing board of directors of the Company. The average annual emolument (including bonus payments) of each non-independent directors of the Company in 2004 will increase by approximately 5% than that (which amounted to RMB123,605 (including taxation)) in 2003.

Mr. Wang Xinkun, aged 51, a senior economist, is a director and the deputy general manager of the Company. Mr. Wang joined the predecessor of the Company in 1977. He became the party committee deputy secretary and the manager of the sales department of the Company in 2000. He became a deputy general manager of the Company in 2002. In 2004, he became a director of the Company. Mr. Wang graduated from the Tianjin University. Save for the relationship with the Company as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the 2003 AGM to the end of the term of the existing board of directors of the Company. The average annual emolument (including bonus payments) of each non-independent directors of the Company in 2004 will increase by approximately 5% than that (which amounted to RMB123,605 (including taxation)) in 2003.

Independent non-executive directors

Mr. Wang Quanxi, aged 49, a professor, is an independent non-executive director of the Company. Mr. Wang is currently the faculty head of Nankai University Finance Management Faculty, the head of Nankai University Enterprise Research Centre, and the deputy head of Nankai University MBA Centre. He is also the chief secretary of the Tianjin City Management Science Academic Society. Mr. Wang graduated from the Tianjin Nankai University. Save for the relationship with the Company as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the 2003 AGM to the end of the term of the existing board of directors of the Company. The average annual emolument (including bonus payments) of each independent directors of the Company in 2004 will remain at the same level as that (which amounted to RMB82,606 (including taxation)) in 2003.

Payment of Final Dividend and Special Cash Dividend

Pursuant to Resolution No. 4 of the 2003 AGM set out above and as authorised at the 2003 AGM, the board of directors of the Company will distribute and pay a final dividend and a special cash dividend, in the amount and in the manner set out below, to:

(a)	holders of the Company’s domestic shares (in the form of state legal person shares and A shares); and

(b)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appeared on the Company’s Register of Members maintained by Hong Kong Registrars Limited at the close of business on 25th May, 2004.

Details of payment of dividends are as follows:

(a)	A final dividend and a special cash dividend of RMB0.164 per share (including taxation) in aggregate shall be paid to the shareholders entitled to such dividends.

(b)	Pursuant to Articles 174 and 175 of the Company’s articles of association, dividends payable to the Company’s shareholders shall be declared in Renminbi (“RMB”). Dividends payable to holders of the Company’s domestic shares shall be paid in RMB while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars. In the case of dividends payable to holders of the Company’s H shares, the following formula shall apply:

Conversion formula for dividends per share (RMB to Hong Kong dollar) =

Dividends per share in RMB
Average of the closing exchange rates for RMB to Hong Kong dollars as announced by the Bank of China 5 working days prior to the announcement of payment of final dividend and special cash dividend

For the purpose of calculating the Hong Kong dollar equivalent of the amount of dividends payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by the Bank of China 5 working days prior to the announcement of payment of final dividend and special cash dividend is RMB1.06112 = Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to holders of the Company’s H shares is Hong Kong dollar 0.155 per H share (including taxation).

(c)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend and special cash dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend and special cash dividend will be paid by the Receiving Agent on or before 25th August, 2004 and will be despatched by Hong Kong Registrars Limited to the H share shareholders who are entitled to receive the same by ordinary post at their own risk.

(d)	Details regarding the distribution of dividends for holders of the Company’s domestic shares will be announced separately in the PRC.

Appointment of Chairman and Vice Chairman

At the meeting of the board of directors of the Company held in the afternoon of 25th June, 2004, the following resolutions were passed:

1.	Mr. Wang Xin was appointed as the chairman of the board of directors of the Company;

2.	Mr. Geng Jiahuai, the existing director of the Company, was appointed as an additional vice chairman of the board of directors of the Company.

General Information

As at the date of this announcement, the directors of the Company are Mr. Mo Liqi, Mr. Yang Deyu, Mr. Geng Jiahuai, Mr. Wang Xin, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing whereas the independent non-executive directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By Order of the Board
Chen Guangshui
Secretary of the Board of Directors

Zoucheng, Shandong, PRC, 25th June, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 25, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary